NESTLÉ S.A.

082-01252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

24th July 2006

Ladies and Gentlemen,

Please find enclosed the following documents regarding Nestlé S.A.:

- Copy of our updated Half-yearly Corporate Governance Report

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (telephone : +41 21 924 2719; e-mail: michele.burger@nestle.com) should you have any questions.

Yours sincerely,
Nestlé S.A.

Michèle Burger

Encl: mentioned

Nestlé

Good Food, Good Life

Corporate Governance
Board of Directors
Executive Board

June 2006

Contents

Concept: Nestec Ltd., Corporate Identity and Design, Vevey (Switzerland)

Preliminary remarks
Nestlé S.A. publishes a full Corporate Governance Report, which forms an integral part of the annual Management Report. We therewith comply with the requirement of the SWX Swiss Exchange (SWX) and its Corporate Governance Directive, obliging issuers to make key information, with regard to corporate governance practices within their company, available to investors. The full Corporate Goverance Report follows the structure of the SWX Directive. *Texts in italics indicate quotations from this Directive.*

The present document is a partial update of the Nestlé Corporate Governance Report 2005, indicating changes occured on the Board of Directors, the Committes of the Board of Directors and the Executive Board up to 1 June 2006.

The annual Management Report is available on-line as a PDF file at www.ir.nestle.com in English, French and German. Copies can be ordered at: http://www.nestle.com/Media_Center/Order.aspx

Contact for Media:
Nestlé S.A.
Corporate Communications
Avenue Nestlé 55
CH - 1800 Vevey (Switzerland)
tel. +41 (0)21 924 25 96
fax +41 (0)21 922 63 34
e-mail: corporate.communications@nestle.com

Contact for Investors:
Nestlé S.A.
Investor Relations
Avenue Nestlé 55
CH - 1800 Vevey (Switzerland)
tel. +41 (0)21 924 35 09
fax +41 (0)21 924 28 13
e-mail: ir@nestle.com

Contact for shareholders:
(Share register: registration, transfers, address changes, dividends, etc.)
Nestlé S.A.
Share Transfer Office
Zugerstrasse 8
CH - 6330 Cham
tel. +41 (0)41 785 20 20
fax +41 (0)41 785 20 24
e-mail: shareregister@nestle.com

1. **Board of Directors**

1.1 Members of the Board of Directors

a) Name / Year of birth / Nationality / Education

Name	Year of birth	Nationality	Education
Peter Brabeck-Letmathe Chairman and CEO	1944	Austrian	Economics
Andreas Koopmann 1st Vice Chairman	1951	Swiss	Mechanical Engineering and Business Administration
Rolf Hänggi 2nd Vice Chairman	1943	Swiss	Law
Edward George (Lord George)	1938	British	Economics
Kaspar Villiger	1941	Swiss	Mechanical Engineering
Jean-Pierre Meyers	1948	French	Economics
Peter Böckli	1936	Swiss	Attorney-at-law
André Kudelski	1960	Swiss	Physics
Daniel Borel	1950	Swiss	Physics and Computer Science
Carolina Müller-Möhl	1968	Swiss	Political Science
Günter Blobel	1936	German	Medicine
Jean-René Fourtou	1939	French	Ecole Polytechnique
Steven G. Hoch	1954	American/Swiss	International Relations and Economics
Naïna Lal Kidwai	1957	Indian	Economics and Business Administration

For complete information: please refer to individual CVs on www.nestle.com.

Name	Professional Background
Peter Brabeck-Letmathe	Please refer to point 2.1 below.
Andreas Koopmann	Bobst Group SA, CH, CEO (since 1995), Board member (1998–2002), Executive Vice President (1994–1995), Member of the Group Executive Committee in charge of Manufacturing (1991–1994), Senior Vice President (1989–1991) Bobst Group Inc., US, Vice President Engineering and Manufacturing (1982–1989) Motor Columbus AG, Holding, CH, Assistant to a Group Executive (1980–1982)
Rolf Hänggi	Consultant (since 1997) Zurich Insurance Group, CH (1976–1997): Board Member (1993–1997), Deputy CEO (1988–1997), Member of the Executive Board (1986–1997)
Edward George (Lord George)	Career at the Bank of England, GB (1962–2003): Governor (1993–2003), Deputy Governor (1990–1993), Executive Director (1982–1990)
Kaspar Villiger	Swiss government minister (1989–2003, including presidency of the Swiss Confederation in 1995 and 2002) Member of the Swiss federal parliament (Council of States 1987–1989, National Council 1982–1987) Villiger Soehne AG, CH, Chairman and CEO, joint owner of the family firm (1966–1989)
Jean-Pierre Meyers	L'Oréal S.A., FR, Vice Chairman (since 1994) Bettencourt-Schueller Foundation, FR, Vice Chairman (since 1988)

Peter Böckli

Böckli Bodmer & Partner, Basel, CH (since 1981)
University of Basel, CH, Professor for Business and Tax Law (1975–2001)
Attorney-at-law in New York, Paris and Basel (1963–1981)

André Kudelski

Kudelski Group, CH, Chairman and CEO (since 1991)
Kudelski S.A., CH, Director of Pay-TV Division (1989–1990)
Kudelski S.A., CH, Product Manager for Pay-TV products (1986–1989)

Daniel Borel

Logitech International S.A., CH, Chairman (since 1998), Chairman and CEO (1992–1998)
Logitech S.A., CH, Co-founder (1981), Chairman and CEO (1982–1988)

Carolina Müller-Möhl

Müller-Möhl Group, CH, Chairperson (since 2000)
Müller-Möhl Holding AG, CH, Vice Chairperson (1999–2000)
Journalist, advertising and PR consultant (until 1999)

Günter Blobel

Nobel Prize in Physiology or Medicine (1999)
The Rockefeller University, NY/US, Professor (since 1976)

Jean-René Fourtou

Career at Vivendi Universal, FR (since 2002): Chairman of the Supervisory Board (since 2005), Chairman and CEO (2002-2005)
Aventis, FR, Vice Chairman of the Management Board and Managing Director (1999 – 2002)
Rhône-Poulenc Group, FR, Chairman and CEO (1986 – 1999)

Steven G. Hoch

Highmount Capital, LLC, Boston & New York, US, Founder and Senior Partner (since 2002)
Pell Rudman Trust Company, US, member of the Executive Committee and Head of Client Service (1994 – 2002)
Bessemer Trust Company, N.A., US, Senior Vice President, member of the Management Committee (1990 – 1994)

Naïna Lal Kidwai

Career at the HSBC, IN (since 2002): Chief Executive Officer of HSBC India and Country Head of HSBC Group Companies in India (since 2006)
Career at Morgan Stanley India / JM Morgan Stanley, IN (1994-2002)
Career at the Anz Grindlays Bank Plc. (now Standard Chartered Bank), IN (1982-1994)

b) Operational management tasks of the members of the Board of Directors
With the exception of Peter Brabeck-Letmathe, all members of the Board of Directors are non-executive members.

c) Information on non-executive members of the Board of Directors
All non-executive members of the Board of Directors are independent, were not previously members of the Nestlé management and have no important business connections with Nestlé. For cross-involvement, see point 1.3.

1.2 Other activities and functions

	Activities in governing and supervisory bodies of important Swiss and foreign organisations, institutions and foundations under private and public law • Activities in companies in which Nestlé holds a major strategic interest	Permanent management and consultancy functions for important Swiss and foreign interest groups
Peter Brabeck-Letmathe	• **Cereal Partners Worldwide** Co-Chairman of the Supervisory Board • **L'Oréal S.A., FR** Vice Chairman **Credit Suisse Group, CH** Board member **Roche Holding Ltd., CH** Board member	**European Roundtable of Industrialists, BE** Member **World Economic Forum, CH** Member of the Foundation Board
Andreas Koopmann	**Swissmem, CH** Vice Chairman	**Credit Suisse Group, CH** Vice Chairman of the Advisory Board
Rolf Hänggi	**Rüd, Blass & Cie AG, Bankers, CH** Chairman **Foundation Luftbild Schweiz, CH** Member of the Board of Trustees **Speedel Holding Ltd, CH** Board member **Werner Abegg-Fonds Foundation, CH** Member of the Foundation Board	**University of Zurich, Mastercourse of Advanced Studies in Applied History, CH** Member of the Advisory Board
Edward George (Lord George)	**Bank for International Settlements, Basle, CH** Board member **Grosvenor Group Holdings Ltd, GB** Board member **N. M. Rothschild and Sons Ltd, GB** Board member **Rothschilds Continuation Holdings AG, CH** Board member	
Kaspar Villiger	**AG für die Neue Zürcher Zeitung, CH** Board member **Swiss Re (Swiss Reinsurance Company), CH** Board member	
Jean-Pierre Meyers	**Rothschild Ophthalmological Foundation, FR** Board member **Téthys S.A.S., FR** Member of the Supervisory Board	

Peter Böckli

Manufacture des Montres Rolex S.A., CH
Board Member
Assivalor AG, CH
Board member
Doerenkamp-Stiftung, CH
Secretary of the Board of Trustees
Hason AG, CH
Board member
Holler-Stiftung, DE
Member of the Board of Trustees
Vinetum AG, CH
Board member

André Kudelski

Dassault Systèmes S.A., FR
Board member
Groupe Edipresse, CH
Board member
Swiss-American Chamber of Commerce, CH
Board member
Credit Suisse Group, CH
Member of the Advisory Board

Daniel Borel

Bank Julius Baer, CH
Board member
Defitech Foundation, CH
Member of the Foundation Board
Swiss Up, Foundation for Excellence in Education in Switzerland, CH
Chairman

Carolina Müller-Möhl

Hyos Invest Holding AG, CH
Chairperson
Kühne Holding AG, CH
Board member
Pestalozzianum Foundation, CH
Member of the Foundation Board
Plus Orthopedics Holding AG, CH
Board member
Swiss Economic Forum
Jury President Award
Member of the Advisory Board

Günter Blobel

Chromocell Corporate Technology Center, US
Co-founder
Friends of Dresden, inc., US
President
IFF International Flavours & Fragrances Inc., US
Board member

Jean-René Fourtou

AXA Group, FR
Vice Chairman of the Supervisory Board
Sanofi-Aventis, FR
Board member
CapGemini SAS, FR
Board member
NBC Universal, US
Board member
International Chamber of Commerce (ICC), FR
Honorary Chairman

Steven G. Hoch

American Swiss Foundation, US/CH
Director
Woods Hole Oceanographic Institution, US
Corporation Board member
Smithsonian Institution, US
Member of the National Board

Naïna Lal Kidwai

John Hopkins School of Advanced International Studies, US
India Board
Confederation of Indian Industry, IN
Chairman Population and Health Committee and Member National Council
NCAER (National Council of Applied Economic Research), IN
Member Governing Body
Government of India, IN
National Science and Technology Entrepreneurship Development Board
Harvard Business School, US
Board of Dean's Advisors and India Advisory Board
Indo German Consultative Group
Government of India representative

1.3 Cross-involvement

Indication of cross-involvement among the boards of listed companies

Peter Brabeck-Letmathe and Jean-Pierre Meyers are on the Board of Directors of both Nestlé and L'Oréal.

1.4 Elections and terms of office

	First election	Remaining term of office[1]
Peter Brabeck-Letmathe Chairman and CEO	05.06.1997	2007
Andreas Koopmann	03.04.2003	2008
Rolf Hänggi	22.04.2004	2008
Edward George (Lord George)	22.04.2004	2007
Kaspar Villiger	22.04.2004	2009
Jean-Pierre Meyers	30.05.1991	2011
Peter Böckli	27.05.1993	2008
André Kudelski	05.04.2001	2011
Daniel Borel	22.04.2004	2009
Carolina Müller-Möhl	22.04.2004	2009
Günter Blobel	14.04.2005	2009
Jean-René Fourtou	06.04.2006	2011
Steven G. Hoch	06.04.2006	2011
Naïna Lal Kidwai	06.04.2006	2011

[1] until the Ordinary General Meeting of Shareholders

1.5 Internal organisational structure

1.5.1 Allocation of tasks within the Board of Directors

	Chairman's and Corporate Governance Committee[1]	Compensation and Nomination Committee[2]	Audit Committee[3]	Finance Committee[4]
Peter Brabeck-Letmathe Chairman and CEO	• (Chair)			
Andreas Koopmann 1st Vice Chairman	•	•		
Rolf Hänggi 2nd Vice Chairman	•		• (Chair)	• (Chair)
Edward George (Lord George)	•	•		•
Kaspar Villiger	•		•	•
Jean-Pierre Meyers			•	
Peter Böckli		• (Chair)		
André Kudelski			•	
Daniel Borel		•		
Carolina Müller-Möhl				
Günter Blobel				
Jean-René Fourtou				
Steven G. Hoch				
Naïna Lal Kidwai				

1.5.2 Tasks and area of responsibility for each Committee of the Board of Directors [1]

(1) The **Chairman's and Corporate Governance Committee** consists of the Chairman/CEO, the two Vice Chairmen and other members as elected by the Board. It liaises between the Chairman/CEO and the Board of Directors in order to expedite whenever necessary the handling of the Company's business. It is entitled to engage outside counsel.
The **Corporate Governance Committee** periodically reviews principles of Corporate Governance and prepares recommendations for the Board. It reviews, at least annually, the independence of the members of the Board.

(2) The **Compensation and Nomination Committee** consists of one Vice Chairman and a minimum of two other members of the Board, excluding the Chairman/CEO. It draws up the principles for remuneration of the members of the Board, and submits them to the Board for approval. It oversees and discusses the remuneration principles for the Company and the Group. In addition, it determines the remuneration of the Chairman/CEO and the individual remunerations of the members of the Executive Board. It also reports on its decisions to the Board, and keeps the Board updated on the overall remuneration policy of the Group. It is entitled to engage outside counsel.
The **Nomination Committee** establishes the principles for the selection of candidates to the Board, selects candidates for election or re-election to the Board and prepares a proposal for the Board's decision. The candidates to the Board shall possess the necessary qualifications and experience to discharge their duties. Newly appointed Board members receive an appropriate introduction into the business and affairs of the Company and the Group. If appropriate, the Board arranges for further training of its members.

[1] For complete information: please refer to the Board of Directors Regulations and Committee Charters on www.nestle.com

(3) The **Audit Committee** consists of a Vice Chairman, who chairs the Committee, and a minimum of two other members of the Board, excluding the Chairman/CEO. At least one member must be a financial expert. The powers and duties of the Audit Committee are determined in the Audit Committee Charter, which is approved by the Board. In discharging its responsibilities, it has unrestricted access to the Company's management, books and records. It is free to appoint outside counsel.

The Audit Committee supports the Board of Directors in its supervision of financial control through a direct link to KPMG (external auditors) and the Nestlé Audit Group (corporate internal auditors). The Audit Committee's main duties include the following:

- to discuss Nestlé's internal accounting procedures
- to make recommendations to the Board of Directors regarding the nomination of external auditors to be appointed by the shareholders
- to discuss the audit procedures, including the proposed scope and the results of the audit
- to keep itself regularly informed on important findings of the audits and of their progress
- to oversee the quality of the internal and external auditing
- to present the conclusions on the approval of the Financial Statements to the Board of Directors

The Audit Committee regularly reports to the Board on its findings and proposes appropriate actions. The responsibility for approving the annual Financial Statements remains with the Board of Directors.

(4) The **Finance Committee** consists of one Vice Chairman, who chairs this Committee, and of two members of the Chairman's and Corporate Governance Committee. It reviews the financial asset and liability framework of the Group, and prepares and updates for the Board's approval financial asset and liability risk management guidelines. It is free to appoint outside counsel.

2. **Executive Board**

2.1 Members of the Executive Board

a) Name / Year of birth / Nationality / Function

Name	Year of birth	Nationality	Current Function
Peter Brabeck-Letmathe	1944	Austrian	Chairman and CEO
Francisco Castañer	1944	Spanish	EVP: Pharmaceutical & Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs
Lars Olofsson	1951	Swedish	EVP: Strategic Business Units and Marketing
Werner Bauer	1950	German	EVP: Technical, Production, Environment, Research & Development
Frits van Dijk	1947	Dutch	EVP: Zone Asia, Oceania, Africa, Middle East
Paul Bulcke	1954	Belgian	EVP: Zone USA, Canada, Latin America, Caribbean
Carlo M. Donati	1946	Swiss	EVP: Nestlé Waters
Luis Cantarell	1952	Spanish	EVP: Zone Europe
Paul Polman	1956	Dutch	EVP: Finance and Control
Chris Johnson	1961	American	Deputy EVP: GLOBE, IS/IT, Strategic Supply Chain, eNestlé, Group Information Security
Richard T. Laube	1956	Swiss & American	Deputy EVP: Nestlé Nutrition
Marc Caira	1954	Canadian	Deputy EVP: FoodServices Strategic Business Division
David P. Frick	1965	Swiss	SVP: Corporate Governance and Compliance

(EVP: Executive Vice President; SVP: Senior Vice President)
For complete information: please refer to individual CVs on www.nestle.com.

b) Education

		Joined Nestlé in
Peter Brabeck-Letmathe	Economics	1968
Francisco Castañer	Economics	1964
Lars Olofsson	Business Administration	1976
Werner Bauer	Chemical Engineering	1990
Frits van Dijk	Economics	1970
Paul Bulcke	Economics and Business Administration	1979
Carlo M. Donati	Economics	1973
Luis Cantarell	Economics	1976
Paul Polman	Economics and Business Administration	2006
Chris Johnson	Economics and Business Administration	1983
Richard T. Laube	Organisational Development and Evaluation Research	2005
Marc Caira	Marketing	1977/2006
David P. Frick	Law	2006

c) Activities previously carried out for Nestlé, its Group companies or other relevant experience

Peter Brabeck-Letmathe

Vice Chairman and Chief Executive Officer, Nestlé S.A., CH (1997-2005)
Executive Vice President, Strategic Business Group II, Nestlé S.A., CH (1992–1997)
Senior Vice President, Culinary Products Division, Nestec S.A., CH (1987–1991)
Chairman and Managing Director, Nestlé Venezuela S.A. (1983–1987)

Francisco Castañer

Managing Director, Nestlé España S.A. (1986–1996)
Deputy Managing Director, Nestlé España S.A. (1984–1986)
General Manager, Alimentos Refrigerados S.A. (Nestlé Group), ES (1982–1984)

Lars Olofsson

Executive Vice President, Zone Europe, Nestlé S.A., CH (2001-2005)
Chairman and Managing Director, Nestlé France S.A. (1997–2001)
Managing Director, Nestlé Norden AB, SE (1995–1996)

Werner Bauer

Region Head, Nestlé Southern & Eastern Africa Region, ZA (2000–2002)
Technical Manager, Nestlé Southern & Eastern Africa Region, ZA (1998–2000)
Head, Nestlé Research & Development, Nestec S.A., CH (1996–1998)

Frits van Dijk

Chairman and CEO, Nestlé Waters Worldwide (2000-2004)
Managing Director, Nestlé Japan Ltd. (1995–1999)
Managing Director, Nestlé Malaysia, Bhd. (1988–1995)

Paul Bulcke

Managing Director, Nestlé Deutschland AG (2000–2003)
Managing Director, Nestlé Cesko s.r.o. and Nestlé Slovensko s.r.o. (1998–2000)
Managing Director, Nestlé Portugal S.A. (1996–1998)
Marketing, Sales and Division Functions, Nestlé Peru S.A., Nestlé Ecuador S.A. and Nestlé Chile S.A. (1980–1996)

Carlo M. Donati

Region Head, Nestlé South Asia Region (2000–2004)
Managing Director, Nestlé India Ltd. (1998–1999)
Divisional Manager, Nestlé Italiana S.p.A (1996–1997)

Luis Cantarell

Deputy Executive Vice President, Nestlé Nutrition, Nestlé S.A., CH (2003-2005)
Senior Vice President, Nutrition Strategic Business Division, Nestec S.A., CH (2001–2002)
Managing Director, Nestlé Portugal S.A. (1998–2001)

Paul Polman

Career at Procter & Gamble (1979-2005): Group President
P&G Europe / Officer of the P&G Company (2001-2005)
President Global Fabric Care P&G (1998-2001)
Vice President / Managing Director P&G UK/Ireland (1995-1998)

Chris Johnson

Managing Director, Nestlé Taiwan Ltd. (1998–2000)
Senior Area Manager, Asia Region, Perrier Vittel S.A. (Nestlé Group), FR (1995–1997)
Business Unit Manager, Refreshment Beverages, Nestlé Japan Ltd. (1993–1995)

Richard T. Laube

Deputy Executive Vice President, Corporate Business Development, Nestlé S.A., CH (2005)
President, Roche Consumer Health, CH (1999-2004)
Member of the Executive Committee, F. Hoffmann-La Roche AG, CH (2001-2004)
Managing Director, Procter & Gamble do Brazil, BR (1996-1998)

Marc Caira

Career at Parmalat North America (2000–2006)
Career at Nestlé Canada (1977–2000)

David P. Frick

Credit Suisse Group, CH: Group General Counsel / Head of Legal and Compliance (1999-2005), Member of the Group Executive Board (2003-2004)
Attorney, Cravath, Swaine & Moore, USA (1994-1999)

2.2 Other activities and functions

	Activities in governing and supervisory bodies of important Swiss and foreign organisations, institutions and foundations under private and public law	Permanent management and consultancy functions for important Swiss and foreign interest groups

• Activities in companies in which Nestlé holds a major strategic interest

Peter Brabeck-Letmathe

Please refer to point 1.2 above.

Francisco Castañer

- **Alcon, Inc., CH**
  Vice Chairman
- **Galderma Pharma S.A., CH**
  Board member
- **L'Oréal S.A., FR**
  Board member

Lars Olofsson

- **Life Ventures S.A., CH**
  Board member
- **Nestlé Nespresso S.A., CH**
  Chairman
- **Nutrition-Wellness Venture AG, CH**
  Board member

Euro ECR, BE
Board member

Werner Bauer

- **Alcon, Inc., CH**
  Board member
- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Life Ventures S.A., CH**
  Vice Chairman
- **L'Oréal S.A., FR**
  Board member
- **Nutrition-Wellness Venture AG, CH**
  Vice Chairman
- **Rychiger AG, CH**
  Chairman

Bertelsmann Foundation, DE
Member of the Board of Trustees
Swiss Society of Chemical Industries, CH
Board member

Frits van Dijk

- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Nestlé Central and West Africa Limited, GH**
  Board member
- **Nestlé (China) Ltd., CN**
  Board member
- **Nestlé (Malaysia) BHD., MY**
  Board member
- **Nestlé Pakistan Ltd., PK**
  Board member
- **Nestlé Philippines Inc., PH**
  Board member
- **Nestlé (South Africa) (Pty) Ltd., ZA**
  Board member
- **Osem Investments Ltd., IL**
  Board member
- **P.T. Nestlé Indonesia, ID**
  President Commissioner
- **P.T. Nestlé Indofood Citarasa Indonesia, ID**
  President Commissioner
- **Quality Coffee Products Ltd., TH**
  Board member

Paul Bulcke

- **Beverage Partners Worldwide S.A., CH**
  Board member
- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Dairy Partners Americas, CH/NZ**
  Co-Chairman of the Supervisory Board
- **Dreyer's Grand Ice Cream Holdings, Inc., US**
  Vice Chairman
- **Nestlé Brazil Ltda., BR**
  Chairman
- **Nestlé Chile S.A., CL**
  Chairman

Swiss-Latin American Chamber of Commerce, CH
Board Member

Carlo M. Donati

- **Manantiales la Asunción, S.A. de C.V., MX**
  Board member
- **Nestlé Waters MT (Management & Technology) SAS, FR**
  Chairman
- **Nestlé Waters SAS, FR**
  Chairman

Luis Cantarell

- **Sofinol S.A., CH**
  Chairman
- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Nestlé Entreprises S.A.S., FR**
  Chairman
- **Nestlé Suisse S.A., CH**
  Chairman
- **Société des Produits Nestlé S.A., CH**
  Chairman

Association des Industries de Marque (AIM), BE
Board member

Foreign Investment Advisory Council, (FIAC), RU
Member

Paul Polman	• **Alcon Inc., US** Board member • **Life Ventures S.A., CH** Board member • **Nutrition-Wellness Venture AG, CH** Board member	**Swiss-American Chamber of Commerce, CH** Treasurer
Chris Johnson	**Global Commerce Initiative (GCI), BE** Member of the Executive Board **GS1 (formerly EAN International), BE** Member of the Management Board	
Richard T. Laube	• **Laboratoires innéov SNC, FR** Co-Chairman • **Life Ventures S.A., CH** Chairman • **Nutrition-Wellness Venture AG, CH** Chairman	
Marc Caira	none	
David P. Frick		**International Chamber of Commerce (ICC), FR** Committee on Extraterritoriality of Laws **Swiss-American Chamber of Commerce, CH** Legal Committee

General Organisation of Nestlé S.A.
1 June 2006



Member of the Executive Board
Board of Directors of Nestlé S.A.
Chairman & Chief Executive Officer
Peter Brabeck-Letmathe
General Secretariat
Bernard Daniel
Corporate Governance and Compliance
David P. Frick
GLOBE, Information Systems/ Information Technology, Strategic Supply Chain
Chris Johnson
Nestlé Nutrition
Richard T. Laube
FoodServices
Marc Caira
Finance and Control
Paul Polman
Technical, Production, Environment, R&D
Werner Bauer
Strategic Business Units and Marketing
Lars Olofsson
Pharma/Cosmetics Human Resources/ Corporate Affairs
Francisco Castañer
Zone EUR: Europe
Luis Cantarell
Zone AMS: Americas
Paul Bulcke
Zone AOA: Asia, Oceania, Africa
Frits van Dijk
Nestlé Waters
Carlo M. Donati